Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Pantheon Media Inc.
50 W. Manor Dr. #1085
Pacifica, CA 94044
pantheonpodcasts.com

Up to $1,200,000.00 in Non-Voting Common Stock at $1.00
Minimum Target Amount: $124,000.00

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Pantheon Media Inc.
Address: 50 W. Manor Dr. #1085, Pacifica, CA 94044
State of Incorporation: DE
Date Incorporated: March 11, 2021

Terms:

Equity

Offering Minimum: $124,000.00 | 124,000 shares of Non-Voting Common Stock
Offering Maximum: $1,200,000.00 | 1,200,000 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $100.00

Loyalty Bonus | 5% Bonus Shares

As you are a valued Podcaster here on Pantheon you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1

Invest $250+ within the first 2 weeks | 5% bonus shares

Early Bird 2

Invest $500+ within the first 2 weeks | 10% bonus shares

Early Bird 3

Invest $1,000+ within the first 2 weeks | 15% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1

Invest $500+ between [day 35 - 40] and receive 5% bonus shares

Flash Perk 2

Invest $1,000+ between [day 60 - 65] and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk

Invest $250+ and receive 1-year access to the Roadie BackStage Pass subscription - (valued at $54.99), with ad-free episodes and curated Pantheon archives.

Tier 2 Perk

Invest $500+ and receive 1-year access to the Rockstar BackStage Pass subscription (valued at $109.99), which includes exclusive limited series podcasts, bonus content, and Discord engagement with hosts and fans.

Tier 3 Perk

Invest $1,000+ and receive 1-year Rockstar subscription + podcast creative consulting services with Pantheon CEO Christian Swain and technical audio consulting (up to 2 hours) with Pantheon Chief Audio Engineer Jerry Danielsen.

Tier 4 Perk

Invest $2,500+ and receive everything in Tier 3, plus a VIP virtual meet-and-greet with your favorite Pantheon Podcast Host(s)

Tier 5 Perk

Invest $5,000+ and receive everything in Tier 4, plus a VIP in-person visit to the Pantheon Podcast Studio at Music City San Francisco and dinner with Pantheon CEO Christian Swain.

<u>The 10% StartEngine Venture Club Bonus</u>

Pantheon Media, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $1.00/ share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,]/[and the Audience Bonus]] in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Pantheon Media Inc. d/b/a Pantheon Podcasts ("Pantheon" or the "Company") was incorporated in the State of Delaware on March 11, 2021. The Company generates revenue through diverse channels, including advertising sales, subscription paywalls, live events, licensing, and other production-related income. Pantheon Media Inc. produces a wide array of shows across multiple genres, catering to a broad audience. Initially specializing in a single subject vertical to establish a robust discoverability platform, the Company is now expanding into other profitable verticals. The Company's headquarters are located in Pacifica, California. While Pantheon Media Inc. serves a global customer base, the majority of its revenue is currently generated in the United States.

Competitors and Industry

<u>MARKET</u>

Current Market Snapshot

Listeners: As of 2023, there are over 464 million podcast listeners globally.

Market Size: The podcast market was valued at around $20 billion in 2023.

Top Markets: The US, Brazil, and South Korea are leading in podcast consumption, with the US alone accounting for about 100 million regular listeners.

Growth Projections

Listener Growth: The global podcast audience is expected to grow to over 500 million by 2024 and surpass 600 million by 2028.

Revenue Growth: The podcast industry revenue is projected to reach $30 billion by 2025, driven by advertising and subscription models.

Advertising Spend: In the US, podcast ad spend was around $2 billion in 2023 and is anticipated to grow at a compound annual growth rate (CAGR) of 20%, reaching over $4 billion by 2025.

Content Expansion: The number of available podcasts is increasing rapidly, with over 5 million active podcasts and more than 70 million episodes as of 2023.

Key Trends Driving Growth

Diverse Content: Increasing variety in podcast genres and content catering to niche audiences.

Technology Integration: Advancements in AI and voice technology enhancing discoverability and personalization.

Monetization Models: Growth in premium content and listener-supported models like Patreon and Apple Podcasts Subscriptions.

Global Reach: Expanding internet access and smartphone penetration in emerging markets.

<u>COMPETITORS</u>

1. Osiris Podcasts

Overview

Osiris Podcasts is a niche podcast network that focuses on music, culture, and lifestyle. It primarily caters to a dedicated community of music enthusiasts, especially fans of jam bands and other niche music genres. The network offers over 35 active shows that explore live music experiences, artist interviews, and cultural discussions.

Quantitative Data

Founded: 2018

Number of Shows: Over 35 active shows

Monthly Downloads: Approximately 500,000

Audience Demographics: Primarily music enthusiasts, aged 25-45

Annual Revenue: Estimated at $1-2 million

Revenue Sources

Osiris generates revenue primarily through sponsorships. Additional income streams include live events and merchandise sales.

Growth Potential

Osiris is expanding its content offerings and forming partnerships with music festivals and artists, which enhances its brand within the music podcasting niche. Its deep connection to the music community offers a solid foundation for steady growth, though it remains a relatively small player compared to larger networks.

2. Relay FM

Overview

Relay FM is a podcast network with a strong focus on technology, creativity, and productivity. It offers over 30 active shows covering topics like app development, Apple products, design, and tech culture. Relay FM has established a loyal following among tech enthusiasts and professionals.

Quantitative Data

Founded: 2014

Number of Shows: Over 30 active shows

Monthly Downloads: Over 1 million

Audience Demographics: Tech professionals and creatives, aged 18-45

Annual Revenue: Estimated at $2-4 million

Revenue Sources

Relay FM's revenue comes from membership subscriptions, sponsorships, and advertising. Its strong subscriber base contributes significantly to its financial stability.

Growth Potential

Relay FM's strong brand recognition in the tech podcasting space positions it well for continued growth. The network's ability to consistently produce relevant content for a niche audience has allowed it to maintain a loyal listener base.

3. Evergreen Podcasts

Overview

Evergreen Podcasts is a diverse network that offers content across multiple genres, including history, business, culture, storytelling, and more. The network is known for producing high-quality, timeless content that remains relevant and valuable over time.

Quantitative Data

Founded: 2017

Number of Shows: Over 50 active shows

Monthly Downloads: Over 2 million

Audience Demographics: Varied; history buffs, business professionals, general interest, aged 25-55

Annual Revenue: Estimated at $5-7 million

Revenue Sources

Evergreen's revenue primarily comes from sponsorships, branded content, and advertising. The network's wide range of genres allows it to attract a broad listener base, contributing to steady revenue growth.

Growth Potential

Evergreen Podcasts has seen significant year-over-year growth due to its diverse content portfolio and commitment to quality. Its focus on producing evergreen content positions it well for long-term success.

4. Parcast

Overview

Parcast specializes in true crime, mystery, and storytelling podcasts. It has become a leader in the true crime genre, with a strong portfolio of shows that explore historical crimes, unsolved mysteries, and supernatural events. Parcast was acquired by Spotify in 2019.

Quantitative Data

Founded: 2016 (Acquired by Spotify in 2019)

Number of Shows: Over 40 active shows

Monthly Downloads: Over 3.5 million (pre-acquisition)

Audience Demographics: True crime and mystery enthusiasts, aged 18-44

Annual Revenue (Pre-Acquisition): Estimated at $10-15 million

Acquisition Cost: Approximately $56 million

Revenue Sources

Before its acquisition by Spotify, Parcast's primary revenue stream was advertising. Post-acquisition, it benefits from Spotify-exclusive content deals, further enhancing its revenue potential.

Growth Potential

With the backing of Spotify, Parcast has significant resources for growth. Spotify's platform provides extensive cross-promotion opportunities and access to a vast audience, positioning Parcast for continued dominance in the true crime genre.

5. Audioboom

Overview

Audioboom is a global podcast platform that hosts, distributes, and monetizes podcasts. It offers a variety of content across genres such as true crime, sports, comedy, and news. Audioboom also provides creators with tools and services to grow and monetize their shows.

Quantitative Data

Founded: 2009

Number of Shows: Over 250 active shows hosted

Monthly Downloads: Over 90 million

Audience Demographics: Global audience, strong presence in the US and UK, varied interests, aged 18-49

Annual Revenue: Approximately $60-65 million (2023)

Revenue Sources

Audioboom generates revenue through advertising, premium subscriptions, and hosting services. The platform's comprehensive services for podcasters have made it a key player in the podcasting industry.

Growth Potential

Audioboom's profitability and strategic partnerships have allowed it to grow its revenue steadily. As the demand for podcasts continues to rise globally, Audioboom is well-positioned to expand its market share.

6. Earwolf

Overview

Earwolf is a comedy-focused podcast network known for producing some of the most popular and critically acclaimed comedy podcasts. It is a leader in the comedy podcast space, attracting top comedians, writers, and actors.

Quantitative Data

Founded: 2010

Number of Shows: Over 40 active shows

Monthly Downloads: Over 5 million

Audience Demographics: Comedy fans, aged 18-45

Acquisition: Acquired by Scripps in 2015 as part of Midroll Media for $50 million; sold to SiriusXM in 2020 as part of a $325 million deal for Stitcher.

Annual Revenue (As Part of Stitcher): Estimated at $30-50 million pre-SiriusXM acquisition

Revenue Sources

Earwolf's revenue comes from advertising, premium content subscriptions, and live events. The network's ability to attract top talent has made it a leader in comedy podcasting.

Growth Potential

Earwolf's strong brand in comedy and association with SiriusXM provides opportunities for growth, particularly as the demand for high-quality comedy content continues to rise. The network's ability to consistently produce top-tier comedy shows will be key to its continued success.

Conclusion

The podcasting landscape is diverse and competitive, with each of these networks carving out their own niche. For potential investors in Pantheon Media, understanding the strengths and weaknesses of these competitors offers valuable insights into the opportunities and challenges that Pantheon may face.

Osiris Podcasts and Relay FM showcase the potential of niche-focused content networks.

Evergreen Podcasts demonstrates the power of a diverse content portfolio.

Parcast and Audioboom illustrate the benefits of strategic acquisitions and large-scale operations.

Earwolf highlights the importance of talent and brand strength in a specific genre.

Current Stage and Roadmap

CURRENT STAGE

Pantheon Podcasts is in a dynamic phase of growth, focusing on expanding its content offerings, increasing monetization opportunities, and scaling its operations to maintain its leadership in the podcasting industry. Below is a detailed overview of the current stage of business and product development:

Business Expansion and Monetization

● Sports Vertical Launch: Pantheon is diversifying its content portfolio by entering the sports podcasting space. This new vertical is aimed at capitalizing on the growing demand for sports-related content, particularly within niche communities and passionate fan bases. The move into sports is designed to broaden Pantheon's audience and attract new listeners who are interested in both music and sports, creating cross-promotional opportunities within their existing podcast network.

● Increased Ad Revenue and Inventory: Pantheon is aggressively working to increase its ad revenue by expanding its ad inventory across both existing and new podcasts, including the upcoming sports vertical. The focus is on leveraging programmatic advertising, host-read ads, and premium sponsorships to maximize revenue per episode. Additionally, Pantheon is enhancing its data-driven ad placement strategies to optimize ad performance and ensure that advertisers see a high return on investment.

● **Equity Crowdfunding Campaign:** Pantheon is launching an equity crowdfunding campaign via StartEngine.com. This initiative allows listeners and fans to invest directly in the Company, offering them equity and deepening their connection to Pantheon's success. This campaign is aligned with the broader strategy of involving the audience as stakeholders, creating a sense of community and ownership among fans and podcasters alike.

● **Subscription Program Launch:** Pantheon is set to launch its Memberful subscription program on September 1, offering two tiers: Roadie ($4.99) and Rockstar. This program aims to monetize back catalog content, provide ad-free listening experiences, and offer exclusive content to paying subscribers. The program also includes incentives for podcasters, tying their compensation to monthly consumption metrics, which encourages the creation of high-quality, exclusive content.

FUTURE ROADMAP

Phase 1: Infrastructure and Talent Development (Next 6 Months)

Studio Completion and Launch:

● Finalize the construction and setup of the podcast studio at Music City San Francisco.

● Host a grand opening event with live recordings and guest appearances to generate buzz.

Talent Acquisition:

● Recruit and train young, dynamic hosts who are well-versed in the local music scene.

● Develop internship programs with local universities to foster new talent.

Content Expansion:

● Launch a new podcast series focusing on diverse music genres, artist interviews, and behind-the-scenes industry insights.

● Collaborate with established artists and influencers to create exclusive content.

Marketing and Brand Awareness:

● Execute a comprehensive marketing campaign leveraging social media, influencers, and partnerships with music festivals.

● Promote the new studio and upcoming content across multiple platforms.

Phase 2: Monetization and Subscriber Growth (6-12 Months)

Subscription Program Rollout:

● Launch the Memberful subscription program with aggressive marketing to drive sign-ups.

● Provide exclusive content and benefits to subscribers to ensure high retention rates.

Ad Revenue Optimization:

● Increase the number of ad slots across podcasts and improve targeting to boost CPM rates.

● Develop partnerships with brands that align with Pantheon Media's audience.

Equity Crowdfunding Campaign:

● Launch the StartEngine equity crowdfunding campaign with a compelling audio and video-driven marketing strategy.

● Engage with potential investors through webinars, Q&A sessions, and exclusive content previews.

Phase 3: Technological Enhancements and Data Analytics (12-18 Months)

Platform Development:

● Develop a proprietary app to streamline access to content, subscriptions, and community features.

● Integrate advanced analytics to track listener behavior and preferences.

Enhanced User Experience:

● Implement interactive features such as live polls, Q&A sessions, and real-time comments during podcast recordings.

● Introduce a loyalty program to reward long-term subscribers and active community members.

Data-Driven Content Strategy:

● Utilize analytics to refine content strategies, focusing on high-engagement topics and formats.

● Experiment with new content types like short-form videos, interactive podcasts, and virtual reality experiences.

Phase 4: Strategic Partnerships and Market Expansion (18-24 Months)

Partnership Development:

● Form strategic partnerships with major music labels, streaming services, and industry organizations.

● Collaborate with international artists and influencers to expand the global reach.

Market Diversification:

● Explore entry into new markets, including international expansions in Europe and Asia.

● Develop multilingual content to cater to diverse audiences.

Event and Merchandising:

● Host live podcast events, concerts, and music festivals to increase brand visibility and engagement.

● Launch a line of branded merchandise, including apparel, accessories, and limited-edition collectibles.

Phase 5: Continuous Innovation and Growth (24+ Months)

Innovative Content Formats:

● Explore emerging technologies such as augmented reality (AR) and artificial intelligence (AI) to create innovative content experiences.

● Develop immersive audio-visual content for platforms like VR headsets and smart devices.

Acquisitions and Partnerships:

● Identify and acquire promising podcast networks and content creators to expand the portfolio.

● Strengthen existing partnerships and continuously seek new collaboration opportunities.

Sustainable Growth:

● Implement sustainable practices in production and operations to align with environmental goals.

● Foster a diverse and inclusive company culture to attract top talent and create a positive work environment.

The Team

Officers and Directors

Name: Christian Swain

Christian Swain's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, President and Board Member
  Dates of Service: January, 2015 - Present
  Responsibilities: CEO & President. Christian is involved in all aspects of the company. Christian currently receives salary compensation of $24,000 for this role and holds 51% equity in the company.

Other business experience in the past three years:

- Employer: Metallica
  Title: Producer
  Dates of Service: July, 2023 - Present
  Responsibilities: Producing the weekly official Metallica Report

Other business experience in the past three years:

- Employer: Rock & Roll Archaeology Project
  Title: Founder
  Dates of Service: January, 2015 - Present
  Responsibilities: Founder

Other business experience in the past three years:

- Employer: DiY & HoW Studios
  Title: Founder & CEO
  Dates of Service: January, 2015 - Present
  Responsibilities: Founder & CEO

Name: Peter B Ferioli

Peter B Ferioli's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, COO, Chief Network Producer and Board Member
  Dates of Service: May, 2015 - Present
  Responsibilities: Peter is the co-founder, chief of operations and Chief Network Producer. Peter currently does not receive a salary and holds 27% equity in the company.

Other business experience in the past three years:

- Employer: East Bay NFL Flag
  Title: Owner & Operator
  Dates of Service: January, 2021 - Present
  Responsibilities: Running recreational youth

Name: Michael Dean Miller

Michael Dean Miller's current primary role is with Miller & Company Consulting. Michael Dean Miller currently services 20-30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer and Board Member
  Dates of Service: March, 2021 - Present
  Responsibilities: Michael Dean Miller is the Chief Financial Officer responsible for the finances and related reporting of Pantheon. Michael does not receive a salary and holds 4% equity in the company.

Other business experience in the past three years:

- Employer: Miller & Company Consulting
  Title: Managing Member
  Dates of Service: February, 2007 - Present
  Responsibilities: Managing member of the consulting LLC.

Other business experience in the past three years:

- Employer: Beach Hut LLC
  Title: Employee
  Dates of Service: June, 2020 - July, 2021
  Responsibilities: Helped with various business and accounting related matters.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise

additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Minority Holder; Securities with No Voting Rights

The NonVoting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the NonVoting Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Market Competition and Audience Engagement:
The podcasting industry is highly competitive, with numerous established and emerging players. Pantheon Podcasts may face challenges in maintaining and growing its audience, which could adversely affect advertising revenue and sponsorships.

Content Production and Quality
The success of Pantheon Podcasts heavily depends on the consistent production of high-quality content that resonates with its audience. Any disruption in content creation, such as difficulties in securing guest appearances or licensing issues, could negatively impact the platform's appeal and profitability.

Revenue Generation and Monetization:
The company's primary sources of revenue, including advertising, sponsorships, and subscriptions, are subject to fluctuations. Changes in advertiser budgets, sponsorship deals, or audience willingness to pay for content could significantly affect revenue streams.

Technological Dependence
Pantheon Podcasts relies on various technological platforms for content distribution, including podcast hosting services, streaming platforms, and social media. Any technological failure, cyberattack, or changes in platform policies could disrupt content delivery and audience engagement.

Regulatory Risks
The podcasting industry may be subject to various regulations, including copyright laws, advertising standards, and data protection regulations. Changes in these laws or failure to comply with them could result in legal challenges, fines, or restrictions on content distribution.

Intellectual Property Risks
As a content creator, Pantheon Podcasts depends on its intellectual property rights to protect its content and brand. Any disputes over intellectual property, whether internal or external, could lead to costly legal battles and potential loss of content or brand value.

Audience Behavior and Trends

The podcasting industry is subject to changes in audience behavior and trends, which can be unpredictable. If Pantheon Podcasts fails to adapt to these changes or misinterprets audience preferences, it could lose relevance and market share.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Christian Swain	5,000,000	Voting Common Stock	50.0%
Peter Ferioli	2,700,000	Voting Common Stock	27.0%

The Company's Securities

The Company has authorized Voting Common Stock, Non-Voting Common Stock, Preferred Stock, Convertible Note, and Series AA Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,200,000 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 9,300,000 outstanding.

Voting Rights

One Vote Per Share

Material Rights

There are no material rights associated with Voting Common Stock.

Non-Voting Common Stock

The amount of security authorized is 20,000,000 with a total of 700,000 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

For further information on material rights please see the Company's Certificate of Designation of Preferred Stock and its Amendend and Restated Certificate of Incorporation attaached to the Offering Memorandum as Exhibit F.

Liquidation, Dissolution or Winding Up: Certain Mergers, Consolidations and Asset Sales. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Company, after the payment of all preferential amounts required to be paid to the holders of shares of Series AA Preferred Stock as provided ni Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Company shall be distributed among the holders of shares of common stock, pro rata based on the number of shares of common stock held by each such holder.

Dividends. All dividends shall be declared pro rata on the common stock and the Preferred Stock on a pari passu basis according ot the number of shares of common stock held by such holders. For this purpose, each holder of shares of common stock then issuable upon conversion of all shares of Series AA Preferred Stock.

Preferred Stock

The amount of security authorized is 9,900,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

The remaining shares of Preferred Stock have not been designated or issued.

Convertible Note

The security will convert into Series aa preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $22,803.00
Maturity Date: July 31, 2026
Interest Rate: 5.0%

Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: StartEngine Crowdfunding or Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

Series AA Preferred Stock

The amount of security authorized is 100,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series AA Preferred Stock.

Material Rights

Liquidation, Dissolution or Winding Up: Certain Mergers, Consolidations and Asset Sales. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any Deemed Liquidation Event, before any payment shall be made to the holders of common stock by reason of their ownership thereof, the holders of shares of Series AA Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders.

Protective Provisions. Any action that would alter any provision of the Certificate of Incorporation in a manner that adversely alters the rights, preferences, privileges, or powers of the Series AA Preferred Stock requires hte consent of holders of Series AA Preferred Stock owning at least amajority of hte shares of Series AA Preferred Stock then outstanding.

Conversion Rights. Each share of Series AA Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of nonvoting common stock as is determined by dividing the Original Issue Price by the Conversion Price in effect at the time of conversion. No fractional shares of nonvoting common stock shall be issued upon conversion of the Series AA Preferred Stock.

Dividends. All dividends shall be declared pro rata on the common stock and the Preferred Stock on a pari passu basis according ot the number of shares of common stock held by such holders. For this purpose, each holder of shares of common stock then issuable upon conversion of all shares of Series AA Preferred Stock.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $20,000.00
  Use of proceeds: Operations
  Date: July 25, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: No money was raised.
  Date: March 11, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2023 was $96,517, which was less than fiscal year 2022 revenue of $122,755 which was the result mainly of a reduction in revenue from production of content for clients. We had an increase in revenue from programmatic ads related to podcast listener engagement.

Cost of Sales

Cost of sales in 2023 was $113,107, an increase of approximately $35,000, from costs of $78,234 in fiscal year 2022. The increase was largely due to increased costs for producers of approximately $52,000 which was offset by a reduction in costs of approximately $19,000 related to premium talent acquisition.

Gross Margins

2023 gross margins decreased by $61,000 compared to 2022 directly related to the reduction in Revenue from content production and the increase in Cost of Sales directly related to increase in costs for producers.

Expenses

The Company's expenses consist of, among other things, ad revenue sharing with podcast content providers, podcast hosting service fees, fees for professional services, plus dues and subscriptions. Expenses in 2023 decreased $5,600 from 2022. The majority of the decrease is related to a reduction in consulting services and professional fees. The Company currently has no employees.

Historical results and cash flows:

The Company is currently in the initial production phase. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are launching new more profitable genres and a subscription model we expect to be very profitable. Past cash was primarily generated through advertising revenue and some show production revenue. Our goal is to have more profitable shows in additional genres and leverage subscriptions.

We expect the subscriptions to generate more revenue than the advertisements for both the podcasters and the Company. We also expect the sports genre and other brand name content to generate more profitable ad revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 2024, the Company has capital resources available in the form of Cash on Hand of $11,738.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support Marketing and Customer Acquisition.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our company has, 99% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 2 years. This is based on a current monthly burn rate of $7,000 for expenses related to Production Costs of $4,500 and General and Administration Costs of $2,500.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of $120,000, we anticipate the Company will be able to operate for 4 years. This is based on a projected monthly burn rate of $65,000 for expenses related to Production Costs of $42,000 and $23,000 for General and Administrative.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including raising funds through private offerings.

Indebtedness

- Creditor: Amy Errett
  Amount Owed: $21,805.00
  Interest Rate: 5.0%
  Maturity Date: July 31, 2026
  The interest on the notes was 5%. Unless earlier converted into shares, the principal and accrued interest will be due and payable on July 31, 2026.

Related Party Transactions

- Name of Person: Christian Swain
  Relationship to Company: Director, Officer, and 20%+ Owner
  Nature / amount of interest in the transaction: Founder and CEO. $1500/mo
  Material Terms: Worked as a Freelance Producer to help develop podcasts in 2022 and 2023.

- Name of Person: Richard Wingate
  Relationship to Company: Director and Officer
  Nature / amount of interest in the transaction: The Company paid $300/month in consulting fees to Richard's company DigMediaMan LLC

Material Terms: Services were to help with developing the Company in 2022 and 2023.

- Name of Person: Peter Ferioli
Relationship to Company: Director, Officer and 20%+ Owner
Nature / amount of interest in the transaction: Peter worked as a Freelance Producer to help develop podcasts, totaling $2,500 in 2022 and $18,000 in 2023.
Material Terms: Freelance work to produce and develop content

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock has been issued or outstanding; (ii) there are no outstanding options, warrants, and other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $22,803 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

The total number of shares outstanding on a fully diluted basis is 10,000,000 shares and includes 9,300,000 Voting Common Stock shares issued and 700,000 Non-Voting Common Stock shares issued.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
5.5%

- StartEngine Service Fees
94.5%
Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,200,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
5.5%

- StartEngine Service Fees
1.0%
Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Talent and Content Acquisition
25.0%
Enhance the content library and attract top talent to create high-quality, engaging podcasts.

- Marketing and Listener Acquisition
20.0%
Increase brand awareness, attract new listeners, and drive subscriber growth.

- Research & Development
12.0%
Stay ahead of industry trends and continuously improve content and delivery mechanisms.

- Working Capital
10.0%
Ensure operational stability and manage day-to-day expenses.

- Marketing the StartEngine Campaign
5.5%

Promote the equity crowdfunding campaign to attract investors and raise additional capital.

- Marketing and Growing the Subscription Platform
11.0%
Increase the number of paying subscribers and enhance the value proposition of subscription tiers.

- Company Employment and Salaries
10.0%
Attract and retain skilled employees to support company growth and operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at pantheonpodcasts.com (pantheonpodcasts.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/pantheonmedia

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Pantheon Media Inc.

[See attached]



Pantheon Media Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Pantheon Media Inc. Management

We have reviewed the accompanying financial statements of Pantheon Media Inc. (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
August 6, 2024

PANTHEON MEDIA INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	12,505	59,960
Accounts Receivable	9,548	5,022
Total Current Assets	22,053	64,982
Non-Current Assets:		
Other Non-Current Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	22,053	64,982
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	36,956	15,998
Credit Card Payable	3,073	596
Accrued Expenses	-	816
Deferred Revenue	-	27,083
Total Current Liabilities	40,029	44,493
Non-Current Liabilities:		
Interest Payable - Convertible Notes	2,803	1,805
Convertible Notes Payable	20,000	20,000
Total Non-Current Liabilities	22,803	21,805
TOTAL LIABILITIES	62,831	66,298
EQUITY		
Common Stock	-	-
Additional Paid-In Capital - CS	-	-
Preferred Stock	-	-
Additional Paid-In Capital - PS	-	-
Retained Earnings (Deficit)	(40,779)	(1,316)
TOTAL EQUITY	(40,779)	(1,316)
TOTAL LIABILITIES AND EQUITY	22,053	64,982

PANTHEON MEDIA INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
Revenues		
Sales	96,517	122,755
Cost of Goods Sold	113,107	78,234
Gross Profit	(16,590)	44,521
Operating Expenses		
General and Administrative	20,826	26,447
Advertising & Marketing	197	223
Total Operating Expenses	21,024	26,670
Total Income (Loss) from Operations	(37,614)	17,851
Other Income/Expense		
Interest Expense	183	68
Interest Expense - Convertible Notes	997	997
Other Expenses	8	-
Total Other Income/Expense	1,188	1,065
Earnings Before Income Taxes, Depreciation, and Amortization	(38,802)	16,786
Income Taxes	661	816
Depreciation and Amortization	-	-
Net Income (Loss)	(39,463)	15,970

PANTHEON MEDIA INC.
STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

See Accompanying Notes to these Unaudited Financial Statements

| | Common Stock | | APIC | Preferred Stock | | APIC | Retained earnings | Total Shareholder's |
	# of Shares	$ Amount	CS	# of Shares	$ Amount	PS	(Deficit)	Equity
Beginning balance at 1/1/22	9,820,000	-	-	-	-	-	(17,285)	(17,285)
Issuance of Common Stock	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	15,970	15,970
Ending balance at 12/31/22	9,820,000	-	-	-	-	-	(1,316)	(1,316)
Issuance of Common Stock	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	(39,463)	(39,463)
Ending balance at 12/31/23	9,820,000	-	-	-	-	-	(40,779)	(40,779)

PANTHEON MEDIA INC.

STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(39,463)	15,970
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	(4,526)	603
Accounts Payable	20,958	(3,467)
Credit Card Payable	2,477	491
Accrued Expenses	(816)	816
Interest Payable - Convertible Notes	997	997
Deferred Revenue	(27,083)	27,083
Other Current Assets	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(7,993)	26,524
Net Cash provided by (used in) Operating Activities	(47,456)	42,494
INVESTING ACTIVITIES	-	-
Other Investing Activities	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Other Financing Activities	-	-
Net Cash provided by (used in) Financing Activities	-	-
Cash at the beginning of period	59,960	17,467
Net Cash increase (decrease) for period	(47,456)	42,494
Cash at end of period	12,505	59,960

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Pantheon Media Inc. was incorporated in the State of Delaware on March 11, 2021. The Company generates revenue through diverse channels, including advertising sales, subscription paywalls, live events, licensing, and other production-related income. Pantheon Media Inc. produces a wide array of shows across multiple genres, catering to a broad audience. Initially specializing in a single subject vertical to establish a robust discoverability platform, the Company is now expanding into other profitable verticals. The Company's headquarters are located in Pacifica, California. While Pantheon Media Inc. serves a global customer base, the majority of its revenue is currently generated in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Emphasis of Matter to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has negative working capital and has commenced principal operations and realized loss in 2023. The Company's management has evaluated this condition and although there is no guarantee of success in these efforts, it plans to generate revenues and raise capital as needed to meet its capital requirements. The Company expects regular podcast revenue increases from: a) the addition of new shows in the sports genre, the renewal of its Metallica show, and the fact that they are engaging a number of top artists with similar platforms for original content. Further, the Company is developing a paid subscription platform that it expects to produce significant revenue when it goes live this year.. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company had $12,505 and $59,960 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

Consist of independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development. Also includes business administration expenses.
.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Name of Person or Entity	Relationship	Description of related party transaction
Richard Wingate	Shareholder	The Company paid $300 per month consulting fees to DigMediaMan LLC (Richard) for help with developing the company in 2022 and 2023.
Christian Swain	Shareholder	Paid Christian as a Freelance Producer to help develop podcasts in 2022 and 2023.
Peter Ferioli	Shareholder	Paid Peter as a Freelance Producer to help develop podcasts in 2022 and 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into one convertible note agreement for the purposes of funding operations. The interest on the notes was 5%. Unless earlier converted into shares, the principal and accrued interest will be due and payable on July 31, 2026.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Interest Payable	Total Indebtedness	Current Portion	Non-Current Portion	Interest Payable	Total Indebtedness
Convertible Note	$20,000	5.00%	7/31/2026	$0	$20,000	$2,803	$22,803	$0	$20,000	$1,805	$21,805
Total				0	20,000	2,803	22,803	0	20,000	1,805	21,805

NOTE 6 – EQUITY

The Company has authorized (i) 30,000,000 shares of Common Stock, $0.0001 par value per share, 10,000,000 of which are designated voting common stock and 20,000,000 of which are designated nonvoting common stock and (ii) 10,000,000 shares of Preferred Stock, $0.0001 par value per share.

9,820,000.00 common shares, composed of 9,300,000 voting and 520,000 nonvoting, were issued and outstanding as of 2022 and 2023. No preferred shares issued as of 2022 and 2023.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 6, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF PANTHEON PODCASTS

Podcasts Where Every Fan Belongs

Pantheon Podcasts is a leading music-centric podcast network, producing over 18,000 episodes across 125 shows, with global distribution in 160 countries. The Sports Podcast Network at Pantheon is experiencing growth, reflecting a significant increase in audience engagement and reach. Our diverse lineup of sports-related content, from Fantasy Football deep dives to insightful NFL commentary, is resonating with a broad and enthusiastic audience. The popularity of flagship shows, alongside emerging podcasts, showcases our ability to cater to a wide range of sports enthusiasts, driving consistent and impressive download numbers across the board. With a strong demand for advertising space and high engagement across multiple platforms, we believe the network is well-positioned in the market. As we expand our content offerings and reach even more listeners, We feel the Sports Podcast Network at Pantheon has the potential to become a significant player in the sports media landscape.

Show less



$0 Raised

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REASONS TO INVEST

 Leading the Podcast Revolution: Pantheon Media, is one of the leading podcast networks, offers specialized music, culture, and sports content, partnering with legends like Metallica and Rolling Stone.


 surpassing other major radio outlets in specialized podcasting for passionate audiences.

Pantheon offers ad sponsorships, branded content, and exclusive memberships. With our StartEngine campaign, fans can invest in the network and help shape the future of podcasting alongside us.

TEAM



Christian Swain • Chief Executive Officer, President and Board Member

Christian Swain, CEO and co-founder of Pantheon Podcasts, has transformed it into a leading music podcast network. With a deep passion for music and a keen understanding of media, Swain's innovative approach and dedication to storytelling have made Pantheon a go-to destination for music enthusiasts.

Read Less





Peter B Ferioli • Co-Founder, COO, Chief Network Producer and Board Member

Peter Ferioli, co-founder of Pantheon Podcasts, leads the world's largest music and culture podcast network with over 100 shows. With 30+ years in digital media, he excels in product management, mobile ad platforms, and social media marketing, fostering deep fan connections.

Read Less





Michael Dean Miller • Chief Financial Officer and Board Member

Michael Miller is a licensed Certified Public Accountant, Certified Internal Auditor, and Certified Management Accountant. He has worked in Financial Services, Healthcare, Non-Profits, Entertainment, Hospitality, and many other industries as a business owner or consultant for over 25 years.

Read Less



companies accelerate business development and content licensing. With roles at Crowdmix and Liquid Audio, he pioneered digital music, securing landmark deals. He has worked with top artists like Bruce Springsteen.

Read Less



Amy Errett • Advisor

Amy Errett, Founder & CEO of Madison Reed, has a proven track record of challenging industry titans in the hair color space. A Partner at True Ventures, she focuses on consumer startups. Previously, Amy led Maveron and E*TRADE, making Madison Reed a $100M brand by 2020.

Read Less



Doug Herzog • Advisor

Doug Herzog, a renowned TV executive, formerly led Viacom Music and Entertainment Group, overseeing iconic brands like MTV, Comedy Central, and VH1. He launched cultural hits such as South Park and The Daily Show, building some of cable's most enduring franchises

Read Less



Elizabeth Moody • Advisor

Elizabeth Moody, Partner and Chair of New Media at Granderson des Rochers, advises top media and tech companies like Pandora, YouTube, and Spotify. A veteran digital media executive, she led global content partnerships at Pandora and built music partnerships at YouTube.

Read Less



Gary Krantz • Advisor

Gary Krantz, Founder & CEO of Krantz Media Group, is a media executive with expertise in content creation, brand sponsorships, and digital technology. KMG provides strategic direction to top brands like SiriusXM, iHeartMedia, and Disney. He launched KMG Networks and iconic shows like Rush Limbaugh and AT40.

Read Less

Show Less

Get Equity
$1.00 Per Share

RAISED ⓘ
$0

INVESTORS

MIN INVEST ⓘ
$100

VALUATION
$10M

THE PITCH

Amplifying Music's Greatest Stories—One Podcast at a Time

Pantheon Podcasts, one of the leaders in music content with over 18,000 episodes across 125 shows, is revolutionizing both the music and sports podcasting industries. We've turned casual listeners into superfans by crafting authentic, engaging stories. Now, with our proven expertise, we're expanding into sports, replicating our success by fostering fan loyalty and creating opportunities for brands like Metallica, Rolling Stone, The Struts, The Who's Teen Cancer America, and SiriusXM. With 2 million ad listens monthly and growing, we believe Pantheon is a premier destination for fans.



Advertisers















































RAYCON
ROCK & ROLL HALL OF FAME
betterhelp
HELLO FRESH
SimpleContacts
audible

Relationships

& Engagement

Rhapsody Voices
LIVE 365
Rolling Stone
METALLICA
FANTASY POINTS
SiriusXM
Zildjian
ROCK 'n' ROLL FANTASY CAMP

Distribution

SiriusXM
Spotify
Podcasts
Google Podcasts
iHeartRADIO
pandora
PodBean
Pocket Casts
amazon music

Rock Solid & Pitch Perfect Relationships

Pantheon Media unites passionate fans and iconic artists under the tagline "Where Fans Belong." Pantheon provides a wide array of shows that delve into the stories, history, and cultural significance of music across genres, including classic rock, heavy metal, pop, jazz, and more. Featuring flagship programs like the official Metallica podcast, 'The Metallica Report' and collaborations with well-known personalities and artists, Pantheon delivers a unique listening experience that entertains, educates, and fosters a global community of connected fans. Pantheon Media also includes an expanding Sports Podcast Network and offers podcasters opportunities to monetize content, grow their audience, and retain creative autonomy.

Our extensive network distribution across 70 platforms ensures that our content reaches millions globally, and our investment in talent development fosters the next generation of podcasting voices.

Our business model leverages multiple revenue streams, including advertising, branded content, and premium subscription services.

Music Discovery Platform.

Breaking new artists and exposing back catalogs

A Community.

200+ hosts & producers working together providing cross-show & guest promo

Live Podcasting.

Fall 2022 with Pink Floyd's Nick Mason & Spring 2022 Bottlerock Festival

I.P. Licensing.

Represent shows and hosts in derivative opportunities

Created A.M.P.

Alliance of Music Podcasters

Lead Sponsor.

Rock N Pod 2023 Conference

Podcast Movement.

Speakers at industry leading conferences

Published Paper.

Wrote on Podcast Recording Quality with Samsung AKG


the MiSTRESS CARRiE PODCAST
METAL MAYHEM
I'm In LOVE With THAT Song! PODCAST
IMBALANCED HISTORY OF ROCK and ROLL
THE CLIMB
Pamela Des Barres' Pajama Party!
THE JEREMIAH SHOW
INTO THE VOID
GROWIN' UP ROCK
WHO CARES ABOUT THE ROCK HALL???
Glass Houses Billy Joel Podcast
MY TURNING POINT
SHOUT IT OUT LOUDCAST
KICKED IN THE TEETH
The G Note Podcast
SFN RUSH Fancast
DECIBEL GEEK PODCAST
AMERICAN WEREWOLFS
ROCK is LIT
rock's back pages
UGLY THINGS wild sounds from past dimensions With Mike Stax
WHAT DIFFERENCE DOES IT MAKE?
ALL THINGS BLUES AND SOUTHERN ROCK
THERE CAN ONLY BE ONE
THE DEVIL'S MUSIC
STEPHANIE & STEPHANIE Talk Tunes
LET IT ROLL
ONLY THREE LADS
PLAY THAT ROCK N' ROLL
COBRAS & FIRE
lived through that
IT'S NOT THAT BAD
music not genre MxG nick dematteo
the hook
A HISTORY
ROCK AND/OR ROLL
What's HOT in the Strip Clubs? PODCAST
THE MIKE GORMLEY SHOW
ROCK 'N' ROLL HEAVEN
Cover Band Central
THE AGE OLD QUESTION
THE STORY SONG PODCAST
THE KIMI KATO SHOW
SongFacts Podcast
STUDIO SECRETS

THE MARKET & OUR TRACTION

The Sound of Success

The global podcasting market is booming, expected to reach $27.5 billion by 2028. Pantheon Podcasts has carved out a unique niche within this space by focusing exclusively on music. Our content is distributed across 70 platforms in 160 countries, ensuring a wide and engaged audience. We believe our new Pantheon Studios in San Francisco and the upcoming subscription program further position us for growth and influence.



18,000+
Published Episodes

7M
Ad Inventory Available
in Sept 2024

60+ Platforms

156 Countries

Top Tier
Platform with advanced
analytics

WHY INVEST

Your Ticket to the Future of Music and Sports
Podcasts - Where Fans Belong

Be part of a dynamic, growing network that is setting the standard in music podcasting, with a clear vision for the future and a strong community at its core.


NFL BEST BETS
BASIC!
WHEN CABLE WAS COOL
I'm In LOVE With THAT Song!
HISTORY IN 5 SONGS WITH MARTIN POPOFF
Invest in Pantheon Podcasts
to transform the way fans
connect with content.
THE IMBALANCED HISTORY OF ROCK and ROLL
RING THE Belle
THE MUSICIAN'S JOURNEY
MY WEEKLY MIXTAPE
FANTASY POINTS

ABOUT

HEADQUARTERS

50 W. Manor Dr. #1085
Pacifica, CA 94044

WEBSITE

View Site

Pantheon Podcasts is a leading music-centric podcast network, producing over 18,000 episodes across 125 shows, with global distribution in 160 countries. The Sports Podcast Network at Pantheon is experiencing growth, reflecting a significant increase in audience engagement and reach. Our diverse lineup of sports-related content, from Fantasy Football deep dives to insightful NFL commentary, is resonating with a broad and enthusiastic audience. The popularity of flagship shows, alongside emerging podcasts, showcases our ability to cater to a wide range of sports enthusiasts, driving consistent and impressive download numbers across the board. With a strong demand for advertising space and high engagement across multiple platforms, we believe the network is well-positioned in the market. As we expand our content offerings and

TERMS

Pantheon Podcasts

Overview

PRICE PER SHARE	VALUATION
$1	$10M

DEADLINE ⓘ	FUNDING GOAL ⓘ
Jan. 29, 2025 at 7:59 AM UTC	$124k - $1.2M

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$100	Equity

MAX INVESTMENT ⓘ	SHARES OFFERED
$1,200,000	NonVoting Common Stock

MIN NUMBER OF SHARES OFFERED

124,000

MAX NUMBER OF SHARES OFFERED

1,200,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End

Cash & Cash Equivalents	[illegible]	[illegible]
Accounts Receivable	$9,548	$5,022
Short-Term Debt	$40,029	$44,493
Long-Term Debt	$22,803	$21,805
Revenue & Sales	$96,517	$122,755
Costs of Goods Sold	$113,107	$78,234
Taxes Paid	$661	$816
Net Income	-$39,463	$15,970

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Loyalty Bonus | 5% Bonus Shares

As you are a valued Podcaster here on Pantheon you are eligible for additional bonus shares.

Time-Based Perks

Invest $500+ within the first 2 weeks | 10% bonus shares

Early Bird 3

Invest $1,000+ within the first 2 weeks | 15% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1

Invest $500+ between [day 35 - 40] and receive 5% bonus shares

Flash Perk 2

Invest $1,000+ between [day 60 - 65] and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk

Invest $250+ and receive 1-year access to the Roadie BackStage Pass subscription - (valued at $54.99), with ad-free episodes and curated Pantheon archives.

Tier 2 Perk

Invest $500+ and receive 1-year access to the Rockstar BackStage Pass subscription (valued at $109.99), which includes exclusive limited series podcasts, bonus content, and Discord engagement with hosts and fans.

Tier 3 Perk

Invest $1,000+ and receive 1-year Rockstar subscription + podcast creative consulting services with Pantheon CEO Christian Swain and technical audio consulting (up to 2 hours) with Pantheon Chief Audio Engineer Jerry Danielsen.

Tier 4 Perk

Invest $2,500+ and receive everything in Tier 3, plus a VIP virtual meet-and-greet with your favorite Pantheon Podcast Host(s)

Tier 5 Perk

Invest $5,000+ and receive everything in Tier 4, plus a VIP in-person visit to the Pantheon Podcast Studio at Music City San Francisco and dinner with Pantheon CEO Christian Swain.

The 10% StartEngine Venture Club Bonus

Pantheon Media, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $1.00/ share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,]/[and the Audience Bonus]] in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.


JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you
to this investment?

HOW INVESTING WORKS
Cancel anytime before 48 hours before a rolling close or the offering end date.



| SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED |

 **REWARDS**
We want you to succeed and get the most out of your money by offering rewards and memberships!

 **SECURE**
Your info is your info. We take pride in keeping it that way!

 **DIVERSE INVESTMENTS**
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs



Log In



Careers

Blog

Refer a Founder, earn $10k

Success Stories

Partnerships

Help Center

@ 2024 All Rights Reserved







Terms of Use   Privacy Policy   Disclaimer   Annual Reports   Form CRS   Reg. BI Disclosure

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[Pantheon Media Investor Sizzle Reel Script with Timestamps: 2 Minutes 30 Seconds]

[0:00 - 0:10] INTRO:

An energetic blend of rock and sports anthem music fades in. Sounds of cheering fans, electric guitars, and the thrill of victory harmonize.

Narrator (V.O.): ("Passionate, inviting tone") "Welcome to Pantheon Media—the place Where Every Fan Belongs."

[0:11 - 0:25]

SFX: A montage of iconic sports moments and legendary rock performances. Stadiums roaring, guitars riffing, and crowds singing along.

Narrator (V.O.): "We bridge the gap between the stage and the stadium, uniting music lovers and sports enthusiasts in one dynamic community."

[0:26 - 0:35] CLIP #1:

Jonathan Coachman from DTL: The Podcast: "Sports and betting—it's not just a game; it's part of who we are!"

[0:36 - 0:45]

Narrator (V.O.): "In just three months, our sports podcasts have soared—a 1500 % increase in downloads. Fans are not just listening; they're belonging."

[0:46 - 0:55] CLIP #2:

Christian Swain from Rock N Roll Archaeology: "We don't just tell rock 'n' roll history; we live it together with you—the fans."

[0:56 - 1:05]

Narrator (V.O.): "At Pantheon, every fan finds a home. From deep-diving into rock legends to breaking down the latest in sports, we offer a place Where Every Fan Belongs."

[1:06 - 1:15] CLIP #3:

The Struts from The Struts Life Podcast: "Join us backstage and be part of our story. This isn't just our journey—it's yours too."

[1:16 - 1:25] CLIP #4:

Hosts from Metallica Report: "We're diving into every Metallica riff, and we want you right there with us, owning the experience."

[1:26 - 1:35]

Narrator (V.O.): "With over 7 million ad avails per month, Pantheon isn't just a network—it's a movement fueled by fans."

[1:36 - 1:45]

Narrator (V.O.): "Now, we're opening the doors wider. We're inviting you to own a piece of the podcasts you love."

[1:46 - 1:55]

Narrator (V.O.): "Through our StartEngine equity crowdfunding campaign, you can invest in Pantheon Media and become an integral part of our family."

[1:56 - 2:05] CLIP #5:

Don Jamieson from Rockstrap: "The energy of music and sports is electric. Together with fans like you, we're turning up the voltage!"

[2:06 - 2:15]

Narrator (V.O.): "Imagine influencing the content you cherish, supporting the hosts you follow, and sharing in our collective success."

[2:16 - 2:25]

Narrator (V.O.): "Pantheon Media is Where Every Fan Belongs—and now, you can belong even more by owning a piece of our future."

[2:26 - 2:30]

Narrator (V.O.): "Visit StartEngine.com/PantheonMedia today. Invest in your passion. Invest in your community. Invest in Pantheon Media."

OUTRO:

Music swells to an emotional climax as the Pantheon Media logo and StartEngine campaign details appear.

On-Screen Text: "Pantheon Media—Where Every Fan Belongs."

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.